SNAPGOAL COMPARATIVE FINANCIAL STATEMENTS

For the years ended 2021 & 2020

Key Highlights of the Snapgoal performance in 2021

Operational Key Highlights

The company expanded its operations in the Middle East and opened new offices in UAE, Team growth by 30%.

Currently, Fanera is serving more than 200,000 users, and partnered with top clubs and brands in the MENA region, with a vision to have over 200 Million Users within the next 4 years.

During the year, we successfully developed a machine learning feature to provide fans with more personalized experiences and we Launched a gamification feature to enrich the fan engagement and explore new business model streams.

SnapGoal has been awarded as the best pitch in SIGMA Global Award and one of the top 100 growing companies in the Middle East.

Financial Key Highlights

Our operating revenues has increased 219% from the last year, as we successfully signed new contacts for sponsorship, in addition to new club subscriptions and brand ads.

Out major cash outflow during the year was in investing activities that we see will generate operating cash inflows in the following years, specially in the development of new features to the current application.

On 15th January 2022, we successfully signed an agreement for a convertible note amounted $213,000 with Flat6labs, and received the funds later on February 2022.

Mohamed Zaid

Mohamed Zaid

Chief Executive Officer

SnapGoal Incorporation

24002 colonial parkway

5106 Katy, 77493

Delaware

CF Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the board of directors of SnapGoal Inc.

We have reviewed the accompanying balance sheet of SnapGoal Inc. (the company) as of December 31, for the years ended 2020 and 2021, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting principles generally accepted in the United States of America; and this includes the design, implementation, and maintenance of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant Responsibility

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

We emphasis the importance of the point no. 2.11 within the notes to the financial statements as it contains material information to the financial information, it is worth to mention that the management has extended high efforts during the 2021 to complete the signed agreement describes in the note.

Amjad Abu Khamis

Amjad N. I. Abu Khamis

Licensed Public Accountant, NH 08224

CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600

Snapgoal Inc.

Balance Sheet Statement

As of 31 December 2021 & 2020

	As of December, 31st 2021	As of December, 31st 2020
Assets		
Current Assets		
Cash and Bank Balances	-	75,380
Non-Current Assets		
Software Development - Fanera	223,250	144,500
Accumulated Depreciation - Software	(90,150)	(45,500)
Office Equipment	15,800	10,600
Accumulated Depreciation - Non Current Assets	(6,720)	(3,560)
Total Non-Current Assets	**142,180**	**106,040**
Total Assets	**142,180**	**181,420**
Liabilities & Owners Equity		
Non-Current Liabilities		
Convertible Notes	150,000	150,000
Accounts Payables	31,160	-
Equity		
Owners Contribution	115,000	115,000
Retained Earning	(153,980)	(83,580)
Total Liabilities and Equity Balances	**142,180.00**	**181,420**

Snapgoal Inc.

Income Statement

For the years ended 2021 & 2020

	2021	2020
Operating Revenues	**102,000**	**46,500**
Operating Expense	**(41,350)**	**(32,200)**
Professional Service Fees	4,500	2,500
Dues and Subscriptions	7,450	3,400
Salaries	26,250	23,500
Web Hosting and Domains	3,150	2,800
Administrative and Selling Expenses	**(131,050)**	**(69,880)**
Rent Expense	6,000	2,400
R&D	12,000	1,800
Telephone Expense	3,100	380
Travel Expense	2,800	1,400
Non-current assets Depreciation Expense	47,810	30,900
Advertising Expense	58,000	33,000
Insurance Expense	1,340	
Net Income from Operations	**(70,400)**	**(55,580)**
Net Income	**(70,400)**	**(55,580)**

Snapgoal Inc.

Statement of Changes in Equity

For the years ended 2021 & 2020

	Owners Contributions	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2020	75,000	(28,000)	47,000
Contributions During 2020	40,000	-	87,000
Net Income of 2020		(55,580)	31,420
Contributions During 2021	-	-	31,420
Net Income of 2021	-	(70,400)	(38,980)
Equity Ending Balance as of December 31, 2021			**(38,980)**

Snapgoal Inc.

Statement of Cash Flow

For the years ended 2021 & 2020

	2021	2020
Income from Operating Activities	(70,400)	(55,580)
Adjustments to net cash from operating activities		
(Increase) Depreciation Expense	47,810	30,900
(Increase) Accounts Payables	31,160	
Net Cash Flow used for Operating Activities		**(24,680)**
Cash Flow From Investing Activities		
Assets Purchased	(83,950)	(62,700)
Net Cash Flow for Investment Activities	**(83,950)**	**(62,700)**
Cash Flows from Financing Activities		
Owners Contribution	-	40,000
Grants	-	-
Convertible Notes	-	100,000
Net Cash Flow by Financing Activities	**-**	**140,000**
Net Increase (decrease) in cash	**(75,380)**	**52,620**
Cash at Begging of Year	75,380	22,760
Cash at End of Year	**-**	**75,380**

Snapgoal Inc.

Notes to the Financial Statements:

As of 31 December 2021

1. Description of the Business

SnapGoal Inc. was incorporated in Delaware in August 2018. SnapGoal Inc is a sports-tech company that aims to revolutionize football by providing fans, clubs, and sponsors with a single social platform to share content, connect and engage with a football community, and is doing business as Fanera.

The flagship platform provides football fans, clubs and brands with innovations solutions to connect with likeminded fans, user generated content and engagement tools; Fanera generates revenues from premium services offered to clubs and providing their fan base with a unique gamification experience with in-app purchases. The application went live in Q3 of 2019, and won the challenge 22 competition hosted by the Supreme Committee for Delivery & Legacy in Qatar, the hosts of the World Cup 2022, and featured as one of the most 20 disruptive sports startups worldwide.

For more information about the business visit Fanera website: www.fanera.co

2. Summary of Significant Accounting Policies

2.1. Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

2.2. Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. [e.g. useful life of fixed assets].

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates

2.3. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of Five years for employee-related computers, office equipment and site-related computer hardware and software, and furniture.

2.4. Cost of Revenue

Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees, depreciation and amortization, consulting costs, and compensation, employee benefits and stock-based compensation of operations and support personnel associated with the delivery of our products to our customers.

2.5. Sales and Marketing

Sales and marketing expenses consist of compensation, employee benefits and other compensation of sales and marketing employees, as well as commissions, travel, trade show sponsorships and events, conferences, and Internet advertising costs. Costs associated with the Company's advertising and are expensed as incurred and are included in sales and marketing expenses. Advertising expense was $33,000 and $58,000 for the years ended December 31, 2020 and 2021, respectively.

2.6. General and Administrative

General and administrative expenses include compensation, employee benefits, and stock-based compensation for executive management, finance administration and human resources, facility costs (including rent), bad debt costs, professional service fees, and other general overhead costs including depreciation to support our operations

2.7. Convertible notes

The company signed investment agreements with Techween Investment and Development LLC. Establishing an early investment with the company amounted 150,000 USD, which aims to give the company financial support, which allows (Techween) to allot number of shares that equals 17% of the fully diluted capitalization of the company on the issuance date.

2.8. Research and Development

Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include compensation, employee benefits, and stock-based compensation for technology developers and product management employees as well as fees paid to outside consultants and the amortization of capitalized software costs for the Company's proprietary technology.

2.9. Software Development Costs

The Company capitalizes certain development costs incurred in connection with its internal use software and website. These capitalized costs are primarily related to its performance tool that is hosted by the Company and accessed by its customers via a web application on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred.

Internal use software is amortized on a straight-line basis over its estimated useful life (which is 5 years).

The Company capitalized $61,500 and $ 83,950.00 in internal use software during the years ended December 31, 2020 and 2021, respectively.

2.10. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

2.11. Subsequent Events

On 15th January 2022, the company has signed an agreement for a convertible note amounted $213,000 with Flat6labs, and received the funds later on February 2022. Thereafter, the management has paid off all its due liabilities and was able to actively run its operations in 2022.

Signature Certificate

Reference number: VXOKF-Q8NMF-2ZGDN-U3YQ8

Signer	Timestamp	Signature
Mohamed Zaid Email: mo@fanera.co		 IP address: 188.161.231.233 Location: Hebron, Palestine
Sent:	14 Apr 2022 19:07:23 UTC	
Viewed:	14 Apr 2022 19:08:35 UTC	
Signed:	14 Apr 2022 19:11:00 UTC	
Amjad Abu Khamis Email: cpa@cfaudits.com		 IP address: 77.91.139.35 Location: Nablus, Palestine
Sent:	14 Apr 2022 19:07:23 UTC	
Viewed:	14 Apr 2022 19:07:27 UTC	
Signed:	14 Apr 2022 19:12:32 UTC	

Document completed by all parties on:

14 Apr 2022 19:12:32 UTC